Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of Biofield Corp. on Form SB-2 of our report dated March 28, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Biofield Corp.'s ability to continue as a going concern and includes an emphasis of matter paragraph concerning Biofield Corp.'s status as a Development Stage Enterprise) relating to the consolidated balance sheet of Biofield Corp. as of December 31, 2002 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2002 and for the period October 16, 1987 (date of inception) through December 31, 2002 appearing in this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
September 13, 2004